




Courier
BIG IDEAS
2005 Annual Report

P.E. 9-24-05

Courier CORP

This year's cover was printed by Moore Langen, an Indiana company with a national reputation for innovative book cover production techniques. Courier acquired Moore Langen in October 2005.

Courier Corporation (Nasdaq: CRRC) is one of America's leading book manufacturers and specialty publishers. Courier's industry leading financial performance reflects a strong focus on long-term growth markets, technological innovation, and outstanding customer service. Principal Courier markets include religion, education, and specialty trade. Founded in 1824 and headquartered in North Chelmsford, Massachusetts, Courier has approximately 1,500 employees in seven major operating locations throughout the United States. For more information, please visit www.courier.com.



Financial Highlights

Dollars in millions except income per diluted share	2005	2004
Sales	$227.0	$211.2
Income	$ 22.1	$ 20.5
Income per share*	$ 1.77	$ 1.67

*Adjusted for three-for-two stock split on December 5, 2003

If you're serious about books, you have to believe in the power of ideas. We certainly do at Courier. We constantly examine every aspect of our business to see how we can do things better for our customers and ourselves. In the process, we constantly come back to a handful of ideas that have become enduring principles for our company.

Ideas can be tough bosses, but the rewards can be tremendous. Courier's Big [Ideas] have taken us through nine straight years of earnings growth while laying out a path to an even better future. What makes them so powerful? It's not that they're unique. The power comes from the fact that we don't just talk about them, we truly live them.

LIST

EN

to the

customer



The better we listen to *our* customers,
the better they can serve *their* customers.

The voice you hear is your future talking. In our case, it's frequently a publisher facing a production crunch en route to an opportunity too good to miss. Our ability to succeed starts with our ability to respond.


of
city
RAYMOND L.
AND
HOLT ASHLEY


MAGIC
Killer Chess

Booksellers hear from readers every day.
We make a point of listening to both.

Or it may be a retailer looking for products and displays that can generate more traffic and deliver higher sales per square foot. By listening hard and learning fast, we're putting more magic into our customer relationships.

INVE


ST
growth





Holographic printing, foil stamping and embossing are just some of the techniques that help Moore Langen book covers stand out from the rest. The October 2005 acquisition of Moore Langen tripled Courier's book cover production capacity.

Sometimes it's a piece of equipment. Sometimes it's a company. Either way, we accept our responsibility to make ongoing, disciplined investments to expand our facilities, enhance our service and grow our businesses.

With this ManRoland Lithoman IV four-color press running 24/7, installation of a second one nears completion in Kendallville, Indiana. Courier's four-color sales to the education market have grown from $1 million in 1996 to more than $30 million in 2005.

In book manufacturing, we've invested both in capacity and in specialized capabilities for a booming education market. In publishing, we've invested in hardware, software and people at every stage from content development to customer service.




always

DE


Science

LIVER

Moment of truth: handing out new schoolbooks marks the start of the year in classrooms everywhere.

Everyone understands quality. Everyone understands deadlines. Understanding isn't the issue. We're not saying we're perfect. But our commitment to deliver what we promise, when we promise, is absolute.





Courier customers include leaders in education, religion and specialty trade book publishing.

Our book manufacturing plants are legendary for their ability to make impossible ship dates. And our publishing segment's new distribution center will bring the same performance to book retailers. Our goal: outserve every competitor in every department.


REWA

RD

the

investor

Some companies start from this idea. We don't. We think rewards for investors flow from doing the other things right. And there's no better proof than our total shareholder return over the last ten years.



00
99
98
96
97
$100
10/1/96
Machinery's Handbook 26
Fremont and Lovash WORD AND PICTURE REBUS FUN
Dover 0-486-41500-7
THE LITTLE OLD MACDONALD'S FARM COLORING BOOK
Dover 0-486-23137-4

05

04

03

02

01



REA's TESTware for the GED
with TESTS on CD

Peking University
MODERN CHINESE
A BASIC COURSE
Burnham
BURNHAM'S CELESTIAL HANDBOOK
Volume One
The Best Test Preparation for the
GED
High School Equivalency Diploma
7th Edition
with Software
REA
KNOX ★ MARSTON
HUMAN GEOGRAPHY
Muybridge
MUYBRIDGE'S COMPLETE
HUMAN AND ANIMAL LOCOMOTION
Volume III
Dover
0-486-23794-X





$1,502

9/30/05

A $100 investment in Courier common stock on October 1, 1996 would have been worth $1,502 on September 30, 2005. During that same period the value of a $100 investment in the S&P 500 would have risen to $206.


Dear shareholders,
customers, employees
and friends:

Fiscal 2005 was another record year for Courier, with excellent results in book manufacturing, important achievements in specialty publishing, and major investments in future growth. Our book manufacturing business had its best year ever, capturing an increasing share of business in the education market on top of robust growth in the market itself. In publishing, while we had double-digit growth in direct consumer sales, we faced up to larger challenges in trade sales, absorbing short-term reductions in revenue and income for the sake of future gains from a revitalized sales force, more efficient distribution, and better information technology.

As always, we invested in capacity and service throughout our businesses. Building on the success of our first ManRoland four-color press, we installed a second one in the fall of 2005 and ordered a third for late 2006. And on October 17, 2005, we tripled our capacity in book covers with the acquisition of Moore Langen, a highly regarded specialty printer based in Indianapolis, Indiana.

By listening to customers, investing in growth, and dedicating ourselves to the best service in the industry, we also performed well for our investors, increasing our dividend twice and outperforming the S&P 500 for the sixth year in a row.

Milestones

- Net income was a record $22.1 million or $1.77 per diluted share, up 8% from fiscal 2004. It was our ninth straight year of earnings growth.
- Sales were $227 million, up 8% from last year and also a new record.
- We had a three-for-two stock split and two double-digit dividend increases, resulting in a total dividend increase of 80% over the twelve-month period and making fiscal 2005 our ninth straight year of double-digit dividend increases.

- We outperformed the S&P 500 for the sixth straight year, with a total shareholder return of 35% for the twelve-month period ending September 30, 2005.
- It was also the sixth year in a row that we were honored by the Printing Industries of America as a "Best Workplace in the Americas" (the title expanded this year to include printers outside the United States).
- We finished the year with $34 million in cash, $10 million more than a year earlier.

Segments

Book Manufacturing — Years of close attention to the needs of educational publishers continued to pay off in 2005, as customers increasingly relied on us to help them meet surging demand. The result was an unbroken string of quarterly sales records leading to a full-year total of $194 million. Some analysts are now projecting that the pace of new textbook adoptions in grades K-12 will more than double over the next four years. We will be ready for an even larger share of that growth thanks to our increased press capacity and the addition of Moore Langen, whose sophisticated cover production techniques have brought extra excitement to many textbooks, not to mention the cover of this Annual Report. The Moore Langen acquisition followed our classic pattern: a well-established company with a strong customer orientation and a long and cordial working relationship with Courier. Moore Langen's Indiana facilities are within easy reach of our Kendallville plant, where our four-color textbook business is concentrated.

With education sales up 15% for the year and trade sales up 7%, our plants ran near capacity for much of the year and performed superbly, driving up margins. Sales to the religious market were flat as a result of a conscious decision to focus on core accounts and higher-value work; the effect was improved financial performance in this market as well. Overall, the book manufacturing segment's gross profit as a percentage of sales was 29.5% in fiscal 2005, up from 27.9% in 2004. Pretax income was up 22% to $30.8 million or $1.60 per diluted share.

Specialty Publishing — Results in our specialty publishing segment were not what we would have liked, as major projects in sales and marketing, distribution and information technology contributed to a sales decline of 1% to $40.3 million, and an income reduction of more than a third to $3.8 million. Yet we remain as excited as ever about the segment's growth prospects and expect the completion of these projects to fuel stronger performance, particularly at Dover Publications. We knew the transition would be disruptive in the short term, and we did our best to minimize inconvenience to customers, but some glitches inevitably occurred, for which we sincerely apologize. We are confident that the end result will be better service for everyone, and significantly better opportunities for our trade customers. As Dover's steady growth in direct consumer sales proves the appeal of its products, we are increasingly focusing on ways to help retailers capture that same kind of growth in today's store environments. You can find evidence of our new approaches at several national chains, where strategically placed displays highlight specially selected CD-ROMs and children's books.

Our other publishing business, Research & Education Association (REA), performed well, with healthy overall growth and a new-product strategy focused on key testing markets such as teacher certification and student proficiency. REA also planted seeds for future growth with a well-received program of direct outreach to teachers through complimentary review copies.


TRIGONO
STALLCUP'S ELECTRICAL DESIGN BOOK
Electronics
Bartelt
3rd
CONSERVATION ENGINEERING
ethics
Science
COMPUTER SECURITY
Modern Industrial Organization
Engineering Robust Designs
Hardware Design Verification
Lam
COLLEGE READING

Goals

We've built our business on the rigorous application of big ideas and simple principles. It's amazing how far they can get you, if you have the right people, the right attitude, and the right values. As we head into the new year, I am thankful that Courier has them all. Last year we didn't achieve everything we wanted, though we did set new performance records. This year I'm confident we'll go the distance. We have strong tailwinds in the education market, new capacity to increase our market share in book manufacturing, and better systems in place to drive growth throughout our publishing segment.

Our goals for fiscal 2006:

- Grow revenues and earnings to new records.
- Continue to build share in the education market.
- Grow specialty publishing through outstanding content and innovative partnerships.
- Deliver the best service ever.

To our customers, employees, suppliers, investors, and communities: your contributions are appreciated, and we will continue to do everything we can to earn your support. I look forward to another year of innovation, investment, and accomplishment.



James F. Conway III
Chairman, President and Chief Executive Officer

Courier quality, capacity and service contributed
to a record year in book manufacturing.


PLANT PHYSIOLOGY
PHYSICOCHEMICAL AND ENVIRONMENTAL PLANT PHYSIOLOGY
Kramer
iPhoto 5
MAC OS X PANTHER HACKS.
O'REILLY
Life SCIENCE
UNICODE 4.0

It was a year of tall orders for textbook publishers, and Courier's book manufacturing business responded superbly. With our new ManRoland press running at capacity in our Kendallville, Indiana plant, we prepared for the installation of a second one in 2005 and a third in 2006. Meanwhile, the first press has not only surpassed our own expectations, but delighted customers and had positive results for students and teachers as well.

Our ability to deliver outstanding quality on a timely basis at higher volumes than ever has enabled us to capture a steadily increasing share of publishers' business. New presses are only one of the ways in which we have geared up for this opportunity, as we have continued to invest across the entire production and service cycle. An expanded array of sewing and binding options will enable us to qualify for a sizable volume of work which was previously closed to us. And we have tripled our in-house cover printing capacity with the October 2005 acquisition of Moore Langen, a book cover specialist with a national reputation for innovative production techniques and facilities close by our Kendallville location.

Killer Chess is the latest addition to Dover's popular line of craft and hobby Fun Kits, which combine education and entertainment in special-value packages.


How Good
Is Your Chess?
Killer

Strategic initiatives dominated the year in our publishing segment, as we worked to strengthen sales, marketing and distribution while implementing a new technology infrastructure from SAP. It was an ambitious agenda, and the path was not entirely smooth. But the combined systems provide a stronger foundation for program selling to the trade retailers who account for more than 80% of sales at the segment's two businesses, Dover Publications and Research & Education Association (REA).

Dover has always had close ties to its worldwide community of readers, and direct-to-consumer sales have risen five years in a row. Without losing this close connection, we are now infusing product development with a heightened consciousness of what works in today's retail environments. As a result, we are strengthening our relationships with buyers, owners and managers of stores ranging from small independents to large national chains. One sign of this change is the proliferation of free-standing kiosk displays dedicated to Dover and REA books and CD-ROMs. Another is the content itself, increasingly targeted to the demographics and buying patterns of the individual store.

A handful of big ideas;
a lot of small steps.
Unfailing attention to
the people we deal with;
unfailing determination
to do what's right.
Over the last 181 years,
it's an approach that has
worked well. We think
it looks good for the
next 181, too.

2005 Annual Review



Five-Year Financial Summary 40
Management's Discussion and Analysis 41
Consolidated Statements of Income 51
Consolidated Balance Sheets 52
Consolidated Statements of Cash Flows 54
Consolidated Statements of
Changes in Stockholders' Equity 56
Notes to Consolidated Financial Statements 58
Independent Auditors' Report 76
Quarterly Data 77
Officers and Directors 78
Corporate Information 80

Five-Year Financial Summary

(Dollar amounts in millions except per share data)	2005	2004	2003	2002	2001
Net sales	$227.0	$211.2	$202.0	$201.0	$210.8
Gross profit	75.2	68.6	67.4	62.6	60.1
Income from continuing operations	22.1	20.5	19.3	16.3	13.6
Income per diluted share from continuing operations	1.77	1.67	1.58	1.36	1.16
Dividends per share	0.33	0.23	0.20	0.18	0.16
Working capital	66.9	57.3	50.9	34.0	28.2
Current ratio	3.2	2.9	2.9	2.2	1.9
Capital expenditures	19.7	13.4	10.9	4.9	12.8
Depreciation and amortization	11.7	10.9	9.8	10.7	11.8
Total assets	197.0	175.2	151.5	131.8	133.6
Long-term debt	0.4	0.5	0.6	0.7	16.5
Long-term debt as a percentage of capitalization	0.3%	0.4%	0.5%	0.7%	17.0%
Stockholders' equity	155.9	135.0	115.4	95.9	80.3
Return on stockholders' equity	15.2%	16.4%	18.2%	18.5%	18.4%
Stockholders' equity per share	12.66	11.21	9.70	8.18	6.98
Shares outstanding (in 000's)	12,313	12,047	11,897	11,732	11,502
Number of employees	1,479	1,465	1,420	1,455	1,504

Net sales, gross profit, income, income per diluted share and return on stockholders' equity reflect continuing operations (see Note I).

Income per diluted share from continuing operations is based on weighted average shares outstanding; stockholders' equity per share is based on shares outstanding at year end. Shares outstanding and per share amounts have been retroactively adjusted to reflect three-for-two stock splits distributed on May 27, 2005, December 5, 2003 and August 31, 2001 (see Notes A and L).

Forward-Looking Information

The Annual Report to shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies are considered "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' demand for the Company's products, including seasonal changes in customer orders, changes in raw material costs, pricing actions by competitors, consolidation among customers and competitors, success in the integration of acquired businesses, unanticipated changes in operating expenses, changes in technology, difficulties in the start up of new equipment or information technology systems, changes in copyright laws, changes in tax regulations, and general changes in economic conditions, including currency fluctuations and changes in interest rates. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. The forward-looking statements included herein are made as of the date hereof, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Overview

Courier Corporation, founded in 1824, is one of America's leading book manufacturers and specialty publishers. Courier's nine straight years of earnings growth was achieved through a strong focus on growth markets, technological innovation and outstanding customer service.

The Company has two business segments: book manufacturing and specialty publishing. In fiscal 2003, the Company sold the assets of Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment (see "Discontinued Operation" below).

BOOK MANUFACTURING streamlines the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the fifth largest book manufacturer in the United States and largest in the Northeast, offering services from prepress and production through storage and distribution. Courier's principal markets include religious, educational and specialty trade books.

Management's Discussion and Analysis

SPECIALTY PUBLISHING consists of Dover Publications, Inc. (Dover), acquired by Courier on September 22, 2000, as well as Research & Education Association, Inc. (REA), which was acquired on January 6, 2004. Dover publishes over 9,000 titles in more than 30 specialty categories ranging from literature and poetry classics to paper dolls, and from music scores to clip art. Dover sells its products through most American bookstore chains, independent booksellers, children's stores, craft stores and gift shops, as well as a diverse range of distributors around the world. Dover also sells its books directly to customers through its specialty catalogs and over the Internet at www.doverpublications.com. REA publishes test preparation and study-guide books and software for high school, college and graduate students, and professionals, which it sells through book retailers and wholesalers around the world and directly to consumers over the Internet at www.REA.com.

Results of Operations

CONTINUING OPERATIONS

FINANCIAL HIGHLIGHTS (dollars in thousands except per share amounts)	2005	2004	2003	Percent Change 2005 vs. 2004	Percent Change 2004 vs. 2003
Net sales	$227,039	$211,179	$202,002	7.5%	4.5%
Gross profit	75,186	68,570	67,372	9.6%	1.8%
As a percentage of sales	33.1%	32.5%	33.4%		
Selling and administrative expenses	41,338	37,292	37,794	10.8%	-1.3%
Interest (income)/expense, net	(388)	(23)	52		
Gain on real estate sale	~	250	~		
Pretax income	34,236	31,551	29,526	8.5%	6.9%
Income	22,134	20,540	19,272	7.8%	6.6%
Income per diluted share	$ 1.77	$ 1.67	$ 1.58	6.0%	5.7%

On January 6, 2004, the Company purchased substantially all of the assets of REA, a publisher of test preparation and study-guide books and software for high school, college and graduate students, and professionals. The acquisition was accounted for as a purchase, and accordingly, REA's financial results were included in the specialty publishing segment in the consolidated financial statements from the date of acquisition.

The amounts presented above do not include the results of a discontinued operation, Courier Custom Publishing, a provider of customized teaching materials which was sold on December 17, 2002 (see "Discontinued Operation" below). Courier Custom Publishing comprised all of the activities of the customized education segment in fiscal 2003.

Book Manufacturing Segment

SEGMENT HIGHLIGHTS (dollars in thousands)	2005	2004	2003	Percent Change 2005 vs. 2004	2004 vs. 2003
Net sales	$193,623	$177,225	$171,858	9.3%	3.1%
Gross profit	57,110	49,385	50,678	15.6%	-2.6%
As a percentage of sales	29.5%	27.9%	29.5%		
Selling and administrative expenses	26,998	24,529	26,788	10.1%	-8.4%
Interest income, net	(700)	(330)	(281)	112.1%	17.4%
Pretax income	30,812	25,186	24,171	22.3%	4.2%

Within this segment, the Company focuses on three key publishing markets: education, religious and specialty trade. Sales to the education market rose 15% in fiscal 2005, with gains achieved at all levels, from elementary and high school through college. Growth in four-color textbooks to the education market was particularly strong in fiscal 2005, enabled by a new four-color press installed in April 2004. In the religious market, sales were flat in 2005 compared to 2004, reflecting a decision to discontinue manufacturing certain low-priced work this year. Sales to the specialty trade market were up 7% in fiscal 2005 as a result of strong demand late in the year. In 2004, compared to 2003, sales to educational publishers increased approximately 13%. Sales to educational publishers of elementary and high school textbooks were the primary source of growth, with sales up approximately 30% over 2003. Sales to the college market, which represents the largest portion of the Company's education sales, were up 4% in 2004. Sales to the religious market increased 3%. Sales to customers in the specialty trade market were down 8% in 2004, in part due to a large drop in the sale of computer game books, particularly during the first half of the fiscal year. During 2004, the Company expanded its four-color capabilities with the addition of a major new four-color press at its Kendallville, Indiana facility. The press became operational in April 2004.

Gross profit in this segment increased by 16% in 2005. Gross profit also increased as a percentage of sales to 29.5% in 2005 from 27.9% last year. Growing volume, especially in four-color textbooks, and continued productivity gains, more than offset the effects of increased energy and medical costs. For fiscal 2004, gross profit as a percent of sales in the Company's book manufacturing segment decreased to 27.9% from 29.5% in 2003. Productivity gains were offset by a combination of selectively lowered prices and start-up costs related to the new four-color press.

Selling and administrative expenses for the segment were $27.0 million for 2005, 10% higher than the prior year, and as a percentage of sales increased slightly to 13.9% in 2005 from 13.8% last year. The increase reflects higher compensation costs of approximately $1.5 million associated with increased sales and profitability, as well as audit, legal and other expenses related to compliance with the provisions of Sarbanes-Oxley. In 2004, selling and administrative expenses of $24.5 million were down by 8% from 2003, and as a percentage of sales, decreased to 13.8% compared to 15.6% in the prior year. The reductions were due primarily to a decrease in bad debt expense of approximately $600,000 as well as reductions in incentive compensation of approximately $1.6 million.

Intercompany interest income allocated to the book manufacturing segment was approximately $700,000 in fiscal 2005 compared to $330,000 in 2004 and $281,000 in 2003. The increases in both 2005 and 2004 compared to the corresponding prior years reflect cash generated within the segment. Fiscal 2005 interest income also benefited from higher interest rates.

Pretax income in the Company's book manufacturing segment in 2005 increased 22% to $30.8 million, or, on an after-tax basis, $1.60 per diluted share, compared to $25.2 million, or $1.34 per diluted share, in 2004. Fiscal 2004 pretax income in this segment was $25.2 million, up 4% compared to 2003, and net income per diluted share was $1.34, an increase of 3% over the prior year.

Specialty Publishing Segment

SEGMENT HIGHLIGHTS (dollars in thousands)	2005	2004	2003	Percent Change 2005 vs. 2004	Percent Change 2004 vs. 2003
Net sales	$40,254	$40,787	$36,391	-1.3%	12.1%
Gross profit	18,487	19,545	17,194	-5.4%	13.7%
As a percentage of sales	45.9%	47.9%	47.2%		
Selling and administrative expenses	14,339	12,763	11,006	12.3%	16.0%
Interest expense, net	312	307	333	1.6%	-7.8%
Pretax income	3,836	6,475	5,855	-40.8%	10.6%

The Company's specialty publishing segment is comprised of Dover, as well as REA since its acquisition on January 6, 2004. The segment reported fiscal 2005 sales of $40.3 million, down 1% from $40.8 million in fiscal 2004. REA sales totaled $5.6 million in fiscal 2005 compared to $3.9 million in 2004. The increase was due, in part, to $1.1 million of REA sales in this year's first quarter. Excluding the first quarter sales, REA sales increased by 15% compared to the same period last year. Dover sales were down 6% in 2005 to $34.7 million. The decline at Dover reflected soft sales to trade retailers as well as fourth-quarter shipment delays and a resulting increase in order backlogs of approximately $600,000 in conjunction with a major warehouse relocation project and the implementation of an enterprise-wide information system. Both of these projects are scheduled for completion in early fiscal 2006 at which time the backlog of unshipped orders is expected to return to normal levels. Despite these difficulties, Dover's direct-to-consumer sales for 2005 were up 12% over the prior year. Sales for this segment in fiscal 2004 were $40.8 million, an increase of $4.4 million or 12% over fiscal 2003 sales. REA contributed $3.9 million of sales in 2004. Dover's sales in 2004 were up 1% over the prior year to $36.9 million. Direct-to-consumer sales increased by 5% in 2004, while international sales rose 9% over the previous year. Sales in 2004 to U.S. retailers, which account for approximately 70% of Dover's sales and include the major bookstore chains, were comparable to last year.

Gross profit in this segment was $18.5 million in 2005 compared to $19.5 million last year. Within this segment, Dover's gross profit as a percentage of sales decreased to 46.2% from 49.4% last year, reflecting the reduction in sales. In addition, Dover incurred costs of approximately $500,000 in 2005 in connection with relocating a significant portion of Dover's leased offsite warehousing space to available warehouse space owned by the Company. This project will be completed in early fiscal 2006 and we expect to generate annual savings in rent and real estate taxes of approximately $800,000 beginning in fiscal 2006 with offsetting cost increases of approximately $200,000, primarily for depreciation expense. REA's gross profit percentage for fiscal 2005 was 44.2% versus 34.4% last year. This improvement is due, in large part, to the expense related to a required purchase accounting write up of inventory to fair market value when REA was acquired. The original inventory write up was approximately $1 million and is being expensed as the acquired inventory is sold. Approximately $250,000 of the inventory write up was expensed in 2005 compared to $600,000 in 2004. Gross profit as a percentage of sales in the segment was 47.9% in 2004 compared to 47.2% in 2003. Dover's gross profit as a percentage of sales continued to improve in 2004 to 49.4% from 47.2% in 2003. REA's gross profit percentage was 34.4%, which included approximately $600,000 of expense related to a required write up of inventory to fair market value when REA was acquired.

Selling and administrative expenses in the specialty publishing segment were $14.3 million in 2005, an increase of 12% over last year, primarily as a result of the addition of REA to the segment in January 2004 and increases in sales and marketing activities at Dover. In addition, a project is underway to replace information systems at Dover and REA with a new fully integrated system. The systems implementation began in July 2005 at Dover and added approximately $200,000 of expenses in 2005. In 2004, selling and administrative expenses in this segment were $12.8 million, an increase of $1.8 million or 16% over 2003. The acquisition of REA and increases in sales and marketing at Dover accounted for the increase.

Intercompany interest expense is allocated to the specialty publishing segment based on the acquisition cost of Dover and REA, reduced by cash generated by each business since acquisition. Such intercompany interest expense in 2005 was $312,000 compared to $307,000 in 2004 and $333,000 in 2003. Intercompany interest expense for each of the past three years was relatively comparable as cash generated by Dover was offset by the investment to acquire REA.

Pretax income in the specialty publishing segment in fiscal 2005 was $3.8 million, or, on an after-tax basis, $.19 per diluted share, compared to $6.5 million, or $.33 per diluted share in the prior year. In 2004, pretax income in this segment was $6.5 million, or $.33 per diluted share, compared to $5.9 million, or $.31 per diluted share in the previous year. REA contributed approximately $170,000 to pretax income, or $.01 per diluted share, in 2004.

TOTAL CONSOLIDATED COMPANY Interest income, net of interest expense, was $388,000 in 2005 and $23,000 in 2004 compared to net interest expense of $52,000 in 2003. During the past three years, there were no borrowings under the Company's revolving credit facility; however, interest expense includes commitment fees and other costs associated with maintaining this credit facility. Cash investments in 2005 averaged approximately $26.5 million at an average annual interest rate of 2.5%. The Company's average cash investments were approximately $17.7 million for 2004, earning a 1.3% average annual interest rate, and approximately $17.5 million for 2003, earning at an average annual interest rate of 1.2%. These investments generated interest income of approximately $666,000 in 2005, $230,000 in 2004 and $200,000 in 2003. Capitalized interest, related to the new four-color press, was $74,000 in 2004. No interest was capitalized in 2005 or 2003.

Other income in 2004 is comprised of a pretax gain of approximately $250,000 resulting from the sale of an unused portion of the Company's multi-building manufacturing complex in Westford, Massachusetts.

The Company's effective tax rate for 2005 was 35.3% compared to 34.9% for 2004, reflecting a reduced federal tax benefit from export related income associated with the American Jobs Creation Act of 2004. The effective tax rate for 2004 was 34.9% compared to 34.7% in 2003 as a result of a slightly higher effective state tax rate.

For purposes of computing net income per diluted share, weighted average shares outstanding increased by approximately 158,000 shares in 2005 and 153,000 shares in 2004. These increases were primarily due to options exercised and shares issued under the Company's stock plans and the impact of potentially dilutive shares. On March 10, 2005 and November 6, 2003, the Company announced three-for-two stock splits effected in the form of 50% stock dividends, which were distributed to stockholders on May 27, 2005 and December 5, 2003, respectively. Weighted average shares outstanding and net income per share amounts have been restated to give effect to these stock splits.

DISCONTINUED OPERATION On December 17, 2002, the Company sold the assets of its wholly owned subsidiary, Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment in 2003. The customized education segment provided customized coursepacks and textbooks. Fiscal 2003 results for this operation was a loss, net of tax, of $65,000. Proceeds from the sale of Courier Custom Publishing were $1.5 million resulting in an after-tax gain of approximately $0.9 million, or $.08 per diluted share. Courier Custom Publishing was accounted for as a discontinued operation in the accompanying financial statements.

Liquidity and Capital Resources

Operating activities provided $35.0 million of cash in 2005 compared to $28.3 million in 2004. Income from continuing operations for 2005 was $22.1 million. Depreciation was $9.1 million and amortization of prepublication costs was $2.6 million. Working capital changes provided approximately $0.5 million of cash.

Investment activities used $22.6 million of cash. Capital expenditures were approximately $19.7 million, including approximately $11 million for deposits on a four-color press and related equipment installed early in fiscal 2006. Capital also included investments of approximately $3.5 million in the specialty publishing segment for an integrated software solution, as well as a program to relocate and improve warehousing operations. For fiscal 2006, capital expenditures are expected to increase to approximately $30 million. This amount includes payments on another four-color press, identical to the presses installed in April 2004 and December 2005. This latest four-color press is expected to be installed in early fiscal 2007. The fiscal 2006 capital projections also include bindery and warehousing expansion to support the additional four-color press capacity. Prepublication costs in 2005 were approximately $2.9 million, reflecting increased investments in new title offerings at Dover and REA. These costs are expected to increase modestly in 2006 as publishing activity continues to grow. On October 17, 2005, the Company announced the acquisition of Moore-Langen Printing Company, Inc. ("Moore Langen") for approximately $15 million in a cash transaction. Moore Langen is an Indiana based company specializing in printing textbook covers.

Financing activities used approximately $2.4 million of cash in 2005. Cash dividends were $4.1 million while proceeds from stock plans were $1.8 million, primarily from the exercise of stock options. On March 10, 2005, the Company announced a three-for-two stock split, and a 50% increase in its quarterly dividend. At September 24, 2005, the Company had $34 million in cash and no borrowings under its long-term revolving credit facility, which bears interest at a floating rate. The revolving credit facility is available to the Company for both its long-term and short-term financing needs. On April 29, 2005, the Company extended the maturity date of this facility to March 2008 and amended certain provisions, including increasing the level of capital expenditures and reducing the amount of the facility to $45 million from $60 million to reduce the cost of the commitment fee. The Company believes that its cash on hand, cash from operations and the available credit facility will be sufficient to meet its cash requirements through 2006, including the recent acquisition of Moore Langen.

The following table summarizes the Company's contractual obligations and commitments at September 24, 2005 to make future payments as well as its existing commercial commitments.

	(000's omitted)				
		Payments due by period			
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Contractual Payments:					
Long-Term Debt	$ 510	$ 85	$ 179	$ 189	$ 57
Operating Leases	11,535	2,836	4,411	2,290	1,998
Purchase Obligations	2,294	2,294	–	–	–
Other Long-Term Liabilities	3,020	–	1,068	350	1,602
Total	$17,359	$5,215	$5,658	$2,829	$3,657

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"). Under this new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25. Instead, companies will be required to account for such transactions using a fair-value method and to recognize the expense over the service period. SFAS 123R allows for several alternative transition methods. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a rule that defers the required effective date of SFAS 123R for registrants to the beginning of the first fiscal year beginning after June 15, 2005. Accordingly the Company will implement this new standard in the first quarter of its fiscal year 2006 and will restate all prior periods on a retrospective basis. The Company believes that the pro forma disclosures in Note A under Stock-Based Compensation appropriately reflect the anticipated impact this standard would have had on reported net income if adopted in the periods presented and will provide the basis for the retrospective restatement of such periods.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"), an amendment of ARB No. 43, Chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

Risks

Our businesses operate in markets that are highly competitive, and the Company faces competition on the basis of price, product quality, speed of delivery, customer service, availability of appropriate printing capacity, related services and technology support. Some of our competitors have greater sales, assets and financial resources than our company and others, particularly those in foreign countries, may derive significant advantages from local governmental regulation, including tax holidays and other subsidies. These competitive pressures could affect prices or customers' demand for our products, impacting our profit margins and/or resulting in a loss of customers and market share. The Company derived approximately 47% of its 2005 revenues, 44% of its 2004 revenues, and 45% of its 2003 revenues from two major customers. A significant reduction in order volumes or price levels from either of them would have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to collectibility of accounts receivable, recovery of inventories, impairment of goodwill, prepublication costs and income taxes. Management bases its estimates and judgments on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates. The significant accounting policies which management believes are most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

ACCOUNTS RECEIVABLE Management performs ongoing credit evaluations of the Company's customers and adjusts credit limits based upon payment history and the customer's current credit worthiness. Collections and payments from customers are continuously monitored. A provision for estimated credit losses is determined based upon historical experience and any specific customer collection issues that have been identified. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

INVENTORIES Management records reductions in the cost basis of inventory for excess and obsolete inventory based primarily upon historical and forecasted product demand. If actual market conditions are less favorable than those projected by management, additional inventory charges may be required.

GOODWILL The Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The Company completed the annual impairment test at September 24, 2005 resulting in no change to the nature or carrying amounts of its intangible assets. Changes in market conditions or poor operating results could result in a decline in value thereby potentially requiring an impairment charge in the future.

PREPUBLICATION COSTS The Company capitalizes prepublication costs, which include the costs of acquiring rights to publish a work and costs associated with bringing a manuscript to publication such as artwork and editorial efforts. Prepublication costs are amortized on a straight-line basis over periods ranging from three to four years. Management regularly evaluates the sales and profitability of the products based upon historical and forecasted demand. Based upon this evaluation, adjustments may be required to amortization expense.

INCOME TAXES The income tax provision and related accrued taxes are based on amounts reported on the Company's tax returns and changes in deferred taxes. Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities. Changes in the recoverability of the Company's deferred tax assets or audits by tax authorities could result in future charges or credits to income tax expense, and related accrued and deferred taxes.

Consolidated Statements of Income

For the Years Ended	September 24, 2005	September 25, 2004	September 27, 2003
Net sales (Note A)	$227,039,000	$211,179,000	$202,002,000
Cost of sales	151,853,000	142,609,000	134,630,000
Gross profit	75,186,000	68,570,000	67,372,000
Selling and administrative expenses	41,338,000	37,292,000	37,794,000
Interest (income) expense, net	(388,000)	(23,000)	52,000
Other income (Note K)	~	250,000	~
Pretax income	34,236,000	31,551,000	29,526,000
Provision for income taxes (Note C)	12,102,000	11,011,000	10,254,000
Income from continuing operations	$ 22,134,000	$ 20,540,000	$ 19,272,000
Discontinued operations:			
Loss from operations, net of tax	~	~	(65,000)
Gain on disposal, net of tax	~	~	913,000
Net income	$ 22,134,000	$ 20,540,000	$ 20,120,000
Income per basic share (Notes A and L):			
Continuing operations	$1.82	$1.72	$1.64
Discontinued operations (Note I):			
Loss from operations	~	~	(0.01)
Gain on disposal	~	~	0.08
Net income per basic share	$1.82	$1.72	$1.71
Income per diluted share (Notes A and L):			
Continuing operations	$1.77	$1.67	$1.58
Discontinued operations (Note I):			
Loss from operations	~	~	(0.01)
Gain on disposal	~	~	0.08
Net income per diluted share	$1.77	$1.67	$1.65
Cash dividends declared per share	$0.33	$0.23	$0.20

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

	September 24, 2005	September 25, 2004
ASSETS		
Current assets:		
Cash and cash equivalents (Note A)	$34,038,000	$23,965,000
Accounts receivable, less allowance for uncollectible accounts of $1,139,000 in 2005 and $1,630,000 in 2004 (Note A)	34,207,000	34,072,000
Inventories (Note B)	25,451,000	25,108,000
Deferred income taxes (Note C)	2,945,000	2,852,000
Other current assets	962,000	840,000
Total current assets	97,603,000	86,837,000
Property, plant and equipment (Note A):		
Land	1,059,000	1,059,000
Buildings and improvements	26,877,000	25,781,000
Machinery and equipment	134,222,000	128,484,000
Furniture and fixtures	1,850,000	1,468,000
Construction in progress	13,392,000	1,073,000
	177,400,000	157,865,000
Less-Accumulated depreciation and amortization	(118,285,000)	(109,383,000)
Property, plant and equipment, net	59,115,000	48,482,000
Goodwill (Notes A, H and J)	33,255,000	33,255,000
Prepublication costs (Note A)	5,399,000	5,127,000
Other assets	1,593,000	1,498,000
Total assets	$196,965,000	$175,199,000

The accompanying notes are an integral part of the consolidated financial statements.

	September 24, 2005	September 25, 2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt (Note D)	$ 85,000	$ 83,000
Accounts payable (Note A)	10,534,000	10,059,000
Accrued payroll	7,799,000	6,470,000
Accrued taxes	5,770,000	5,735,000
Other current liabilities	6,474,000	7,194,000
Total current liabilities	30,662,000	29,541,000
Long-term debt (Notes A and D)	425,000	510,000
Deferred income taxes (Note C)	6,924,000	7,528,000
Other liabilities	3,020,000	2,630,000
Total liabilities	41,031,000	40,209,000
Commitments and contingencies (Note E)		
Stockholders' equity (Notes A and F):		
Preferred stock, $1 par value — authorized 1,000,000 shares; none issued		
Common stock, $1 par value — authorized 18,000,000 shares; issued 12,313,000 shares in 2005 and 8,031,000 in 2004	12,313,000	8,031,000
Additional paid-in capital	1,453,000	869,000
Retained earnings	142,745,000	126,573,000
Unearned compensation	(577,000)	(483,000)
Total stockholders' equity	155,934,000	134,990,000
Total liabilities and stockholders' equity	$196,965,000	$175,199,000

Consolidated Statements of Cash Flows

For the Years Ended
Operating Activities:
Net income
Adjustments to reconcile net income to
cash provided from operating activities:
Depreciation and amortization
Deferred income taxes (Note C)
Gain on sale of assets (Notes I and K)
Changes in assets and liabilities:
Accounts receivable
Inventory
Accounts payable
Accrued taxes
Other elements of working capital
Tax benefits of stock option activity
Other long-term, net
Cash provided from operating activities
Investment Activities:
Capital expenditures
Business acquisition (Note H)
Prepublication costs (Note A)
Proceeds from sale of assets (Notes I and K)
Cash used for investment activities
Financing Activities:
Long-term debt repayments
Cash dividends
Proceeds from stock plans
Cash used for financing activities
Increase in cash and cash equivalents
Cash and cash equivalents at the beginning of the period
Cash and cash equivalents at the end of the period

Supplemental cash flow information:
Interest paid
Income taxes paid (net of receipts)

The accompanying notes are an integral part of the consolidated financial statements.

September 24, 2005	September 25, 2004	September 27, 2003
$ 22,134,000	$ 20,540,000	$ 20,120,000
11,660,000	10,929,000	9,798,000
(697,000)	2,293,000	938,000
~	(163,000)	(913,000)
(135,000)	(3,843,000)	1,718,000
(343,000)	(2,459,000)	731,000
475,000	2,775,000	(214,000)
35,000	(786,000)	(444,000)
486,000	(245,000)	(492,000)
1,064,000	562,000	470,000
321,000	(1,271,000)	(575,000)
35,000,000	28,332,000	31,137,000
(19,683,000)	(13,416,000)	(10,885,000)
~	(11,850,000)	~
(2,867,000)	(2,818,000)	(2,232,000)
~	1,664,000	1,500,000
(22,550,000)	(26,420,000)	(11,617,000)
(83,000)	(81,000)	(78,000)
(4,066,000)	(2,794,000)	(2,354,000)
1,772,000	1,104,000	1,106,000
(2,377,000)	(1,771,000)	(1,326,000)
10,073,000	141,000	18,194,000
23,965,000	23,824,000	5,630,000
$ 34,038,000	$ 23,965,000	$ 23,824,000
$ 219,000	$ 249,000	$ 245,000
$ 11,707,000	$ 8,935,000	$ 9,697,000

Consolidated Statements of Changes in Stockholders' Equity

	Total Stockholders' Equity
Balance, September 28, 2002	$ 95,919,000
Net income	20,120,000
Cash dividends	(2,354,000)
Stock dividend (Note A)	~
Restricted stock grant/amortization activity, net (Note F)	159,000
Other stock plan activity	1,576,000
Balance, September 27, 2003	115,420,000
Net income	20,540,000
Cash dividends	(2,794,000)
Restricted stock grant/amortization activity, net (Note F)	160,000
Other stock plan activity	1,664,000
Retire treasury stock (Note A)	~
Balance, September 25, 2004	134,990,000
Net income	22,134,000
Cash dividends	(4,066,000)
Stock dividend (Note A)	~
Restricted stock grant/amortization activity, net (Note F)	214,000
Other stock plan activity	2,662,000
Balance, September 24, 2005	$155,934,000

The accompanying notes are an integral part of the consolidated financial statements.

Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Treasury Stock
$ 5,445,000	$2,246,000	$ 91,061,000	$(509,000)	$(2,324,000)
~	~	20,120,000	~	~
~	~	(2,354,000)	~	~
2,643,000	(2,643,000)	~	~	~
~	~	~	159,000	~
~	1,047,000	~	~	529,000
8,088,000	650,000	108,827,000	(350,000)	(1,795,000)
~	~	20,540,000	~	~
~	~	(2,794,000)	~	~
~	200,000	~	(133,000)	93,000
~	772,000	~	~	892,000
(57,000)	(753,000)	~	~	810,000
8,031,000	869,000	126,573,000	(483,000)	~
~	~	22,134,000	~	~
~	~	(4,066,000)	~	~
4,061,000	(2,165,000)	(1,896,000)	~	~
8,000	300,000	~	(94,000)	~
213,000	2,449,000	~	~	~
$12,313,000	$1,453,000	$142,745,000	$(577,000)	$ ~

Notes to Consolidated Financial Statements

A. Summary of Significant Accounting Policies

BUSINESS Courier Corporation and its subsidiaries ("Courier" or the "Company") print, publish and sell books. Courier has two business segments: book manufacturing and specialty book publishing. On January 6, 2004, Courier purchased substantially all of the assets of Research & Education Association, Inc. ("REA") which is included in the specialty publishing segment (see Note H). On December 17, 2002, the Company sold the assets of Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment (see Note I).

PRINCIPLES OF CONSOLIDATION AND PRESENTATION The consolidated financial statements, prepared on a fiscal year basis, include the accounts of Courier Corporation and its subsidiaries after elimination of all significant intercompany transactions. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), which require the use of certain estimates and assumptions.

FINANCIAL INSTRUMENTS Financial instruments consist primarily of cash, accounts receivable, accounts payable and debt obligations. The Company classifies as cash and cash equivalents amounts on deposit in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase. At September 24, 2005 and September 25, 2004, the fair market value of the Company's financial instruments approximated their carrying values.

Interest income from these instruments was $666,000 in 2005, $230,000 in 2004, and $200,000 in 2003 and is included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. Interest capitalized in 2004 was $74,000. No interest was capitalized in 2005 and 2003. The Company provides for depreciation of property, plant and equipment on a straight-line basis over periods ranging from 10 to 40 years on buildings and improvements and from 3 to 11 years on equipment and furnishings.

Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the lease. Expenditures for maintenance and repairs are charged against income as incurred; betterments that increase the value or materially extend the life of the related assets are capitalized. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

GOODWILL The Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. Goodwill has been allocated $9.2 million and $24.0 million, net of accumulated amortization of $2.1 million and $0.9 million, to the book manufacturing and specialty publishing segments, respectively. There has been no change in the carrying amount of goodwill during the year or in the allocation of goodwill by reportable segment.

LONG-LIVED ASSETS Management periodically reviews long-lived assets for impairment and does not believe that there is any material impairment of any asset of the Company as measured in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

PREPUBLICATION COSTS Prepublication costs, associated with the specialty publishing segment, are amortized to cost of sales using the straight-line method over estimated useful lives of three years for REA and four years for Dover Publications.

INCOME TAXES Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which these differences are expected to reverse.

REVENUE RECOGNITION Revenue is recognized upon shipment of goods to customers or upon the transfer of ownership for those customers for whom the Company provides manufacturing and distribution services. Revenue for distribution services is recognized as services are provided. Shipping and handling fees billed to customers are classified as revenue.

USE OF ESTIMATES The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results may differ from these estimates.

NET INCOME PER SHARE Basic net income per share is based on the weighted average number of common shares outstanding each period. Diluted net income per share also includes potentially dilutive items such as stock options (see Note L).

TREASURY STOCK Pursuant to a 2004 change in state law, the Company's treasury stock was reclassified to the status of authorized but unissued shares. The Company had historically used treasury stock for stock options exercised and stock grants.

STOCK SPLITS On May 27, 2005 and December 5, 2003, the Company distributed three-for-two stock splits, effected in the form of 50% stock dividends. Previously authorized but unissued shares were used to effect these dividends. Weighted average shares outstanding and per share amounts presented in the accompanying financial statements for periods prior to the stock splits have been restated to give effect to these stock splits.

STOCK-BASED COMPENSATION Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, the Company applies the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, because the number of shares is fixed and the exercise price of the stock options granted equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. Had compensation cost for stock options and for grants under the Employee Stock Purchase Plan been determined under the fair value provisions of SFAS No. 123, the Company's net income would have been as follows:

	2005	2004	2003
Net income as reported	$22,134,000	$20,540,000	$20,120,000
Deduct: Stock-based compensation expense determined under SFAS No. 123, net of related tax effects	(1,266,000)	(1,306,000)	(965,000)
Pro forma net income	$20,868,000	$19,234,000	$19,155,000
Net income per share as reported:			
Basic	$1.82	$1.72	$1.71
Diluted	1.77	1.67	1.65
Pro forma net income per share:			
Basic	$1.72	$1.61	$1.63
Diluted	1.67	1.56	1.57

For purposes of pro forma disclosures, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model (see Note F).

NEW ACCOUNTING PRONOUNCEMENTS In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"). Under this new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25. Instead, companies will be required to account for such transactions using a fair-value method and to recognize the expense over the service period. SFAS 123R allows for several alternative transition methods. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a rule that defers the required effective date of SFAS 123R for registrants to the beginning of the first fiscal year beginning after June 15, 2005. Accordingly the Company will implement this new standard in the first quarter of its fiscal year 2006 and will restate all prior periods on a retrospective basis. The Company believes that the pro forma disclosures in this Note A under Stock-Based Compensation appropriately reflect the anticipated impact this standard would have had on reported net income if adopted in the periods presented and will provide the basis for the retrospective restatement of such periods.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"), an amendment of ARB No. 43, Chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

B. Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 41% and 37% of the Company's inventories at September 24, 2005 and September 25, 2004, respectively. Other inventories, primarily in the specialty publishing segment, are determined on a first-in, first-out (FIFO) basis. Inventories consisted of the following at September 24, 2005 and September 25, 2004:

	2005	2004
Raw materials	$ 2,319,000	$ 3,338,000
Work in process	6,276,000	5,317,000
Finished goods	16,856,000	16,453,000
Total	$25,451,000	$25,108,000

On a FIFO basis, reported year-end inventories would have been higher by $5.4 million in fiscal 2005 and $5.5 million in fiscal 2004.

C. Income Taxes

The provision for income taxes from continuing operations differs from that computed using the statutory federal income tax rates for the following reasons:

	2005	2004	2003
Federal taxes at statutory rate	$11,983,000	$11,043,000	$10,334,000
State taxes, net of federal tax benefit	947,000	837,000	701,000
Tax benefit of export related income	(805,000)	(882,000)	(823,000)
Other	(23,000)	13,000	42,000
Total	$12,102,000	$11,011,000	$10,254,000

The provision for income taxes from continuing operations consisted of the following:

	2005	2004	2003
Currently payable:			
Federal	$11,457,000	$ 7,503,000	$ 8,238,000
State	1,342,000	1,215,000	1,078,000
	12,799,000	8,718,000	9,316,000
Deferred:			
Federal	(812,000)	2,220,000	870,000
State	115,000	73,000	68,000
	(697,000)	2,293,000	938,000
Total	$12,102,000	$11,011,000	$10,254,000

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of September 24, 2005 and September 25, 2004:

	2005	2004
Deferred tax assets:		
Vacation accrual not currently deductible	$ 732,000	$ 719,000
Other accruals not currently deductible	516,000	689,000
Non-deductible reserves	1,110,000	1,387,000
Other	587,000	57,000
Classified as current	2,945,000	2,852,000
Deferred compensation arrangements	1,123,000	1,041,000
Tax benefits of stock option activity	826,000	178,000
Other	152,000	171,000
Total deferred tax assets	$5,046,000	$4,242,000
Deferred tax liabilities:		
Accelerated depreciation	6,595,000	7,220,000
Goodwill amortization	2,430,000	1,698,000
Total deferred tax liabilities	$9,025,000	$8,918,000

Non-current deferred tax assets have been netted against non-current deferred tax liabilities for balance sheet classification purposes.

D. Long-Term Debt

At September 24, 2005 and September 25, 2004, long-term debt consisted of an obligation under an industrial development bond arrangement totaling $510,000 and $593,000, respectively, including current maturities of $85,000 and $83,000, respectively. This industrial bond arrangement bears interest at a 3% rate. Scheduled aggregate principal payments of this obligation are $85,000 in 2006, $88,000 in 2007, $91,000 in 2008, $93,000 in 2009, $96,000 in 2010, and $57,000 thereafter. The industrial bond arrangement provides for a lien on the assets acquired with the proceeds.

The Company has a $45 million long-term revolving credit facility in place under which the Company can borrow at a rate not to exceed LIBOR plus 1.5%. During 2005, the Company extended the maturity date of this facility to March 2008 and amended certain provisions, including reducing the amount of the facility from $60 million to $45 million to reduce the cost of the commitment fee. The revolving credit facility is available to the Company for both its long-term and short-term financing needs.

The revolving credit facility contains restrictive covenants including provisions relating to the maintenance of working capital, the level of capital expenditures, the incurring of additional indebtedness and a quarterly test of EBITDA to debt service. It also provides for a commitment fee not to exceed 3/8% per annum on the unused portion. These fees are included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income.

E. Commitments and Contingencies

The Company is committed under various operating leases to make annual rental payments for certain buildings and equipment. Amounts charged to operations under such leases approximated $3,363,000 in 2005, $3,902,000 in 2004 and $4,103,000 in 2003. As of September 24, 2005, minimum annual rental commitments under the Company's long-term operating leases are approximately $2,836,000 in 2006, $2,536,000 in 2007, $1,875,000 in 2008, $1,145,000 in 2009, $1,146,000 in 2010 and $1,998,000 in the aggregate thereafter. The Company leases one of its facilities from a corporation owned in part by an executive of one of the Company's subsidiaries. The lease agreement requires annual payments of approximately $276,000 through July 2007. At September 24, 2005 and September 25, 2004, the Company had letters of credit outstanding of $1,318,000 and $1,250,000, respectively.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its consolidated financial statements.

F. Stock Arrangements

STOCK INCENTIVE PLANS The Company's stock incentive plans provide for the granting of stock options and stock grants up to a total of 2,064,375 shares. Under the plan provisions, both non-qualified and incentive stock options to purchase shares of the Company's common stock may be granted to key employees. The option price per share may not be less than the fair market value of stock at the time the option is granted and incentive stock options must expire not later than ten years from the date of grant. Additionally, during 2005 and 2004, 8,943 and 10,788 shares of restricted stock, respectively, with values of $319,000 and $293,000, respectively, were granted which vest in three years. No such shares were granted in 2003. Amortization expense relating to restricted stock grants was $214,000, $160,000 and $159,000 for 2005, 2004 and 2003, respectively.

DIRECTORS' OPTION PLAN In January 2005, stockholders approved the Courier Corporation 2005 Stock Equity Plan for Non-Employee Directors (the "2005 Plan"). Under the plan provisions, non-qualified stock options to purchase shares of the Company's common stock may be granted to non-employee directors up to a total of 225,000 shares. The option price per share is the fair market value of stock at the time the option is granted. The options are immediately exercisable and have a term of five years. During 2005, 36,000 options were granted under the 2005 Plan. The 2005 Plan replaced the previous non-employee directors' plan which had been adopted in 1989 (the "1989 Plan"). In the first quarter of fiscal 2005, 9,000 options were granted under the 1989 Plan. No further options will be granted under the 1989 Plan.

Notes to Consolidated Financial Statements

The following is a summary of all option activity for these plans:

	Stock Option/Incentive Plans		Directors' Option Plans	
	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding at September 28, 2002	660,620	$ 9.48	150,638	$ 6.33
Issued	129,993	23.47	54,000	14.47
Exercised	(105,612)	5.35	(45,000)	6.82
Cancelled	(2,624)	9.11	~	~
Outstanding at September 27, 2003	682,377	$12.79	159,638	$ 8.94
Issued	40,949	27.30	60,750	21.03
Exercised	(93,564)	6.92	(31,100)	5.83
Cancelled	(4,500)	19.57	~	~
Outstanding at September 25, 2004	625,262	$14.57	189,288	$13.33
Issued	30,131	35.61	45,000	32.47
Exercised	(222,252)	9.32	(60,112)	9.39
Cancelled	(7,104)	22.38	~	~
Outstanding at September 24, 2005	426,037	$18.66	174,176	$19.64
Exercisable at September 24, 2005	271,700	$15.48	174,176	$19.64
Available for future grants	327,878		184,940	

The following tables present information with regards to stock options outstanding at September 24, 2005:

	Stock Incentive Plan				
Range of Exercise Prices	$ 7.11– $10.55	$13.75– $16.91	$18.59– $23.27	$25.60– $29.57	$35.51– $39.50
Options outstanding	126,154	99,202	119,582	50,968	30,131
Weighted average exercise price of options outstanding	$ 8.82	$16.83	$22.78	$26.92	$35.61
Weighted average remaining life	2.2 years	4.0 years	4.7 years	5.3 years	7.0 years
Options exercisable	126,154	65,324	40,652	39,570	~
Weighted average exercise price of options exercisable	$ 8.82	$16.81	$22.67	$27.15	$ ~

	Directors' Option Plans			
Range of Exercise Prices	$7.23	$14.47–$16.65	$20.97–$24.39	$34.49
Options outstanding	32,801	46,125	59,250	36,000
Weighted average exercise price of options outstanding	$7.23	$14.52	$21.47	$34.49
Weighted average remaining life	1.0 years	2.0 years	3.2 years	4.3 years
Options exercisable	32,801	46,125	59,250	36,000
Weighted average exercise price of options exercisable	$7.23	$14.52	$21.47	$34.49

EMPLOYEE STOCK PURCHASE PLAN The Company's 1999 Employee Stock Purchase Plan ("ESPP"), as amended, covers an aggregate of 337,500 shares of Company common stock for issuance under the plan. Eligible employees may purchase shares of Company common stock at not less than 85% of fair market value at the end of the grant period. During 2005, 2004, and 2003, 21,439 shares, 26,184 shares, and 27,486 shares, respectively, were issued under the plan at an average price of $26.49 per share, $21.25 per share, and $16.01 per share, respectively. Since inception, 217,891 shares have been issued. At September 24, 2005, an additional 119,609 shares were reserved for future issuances.

STOCKHOLDERS' RIGHTS PLAN In March 1999, the Board of Directors adopted a ten-year stockholders' rights plan. Under the plan, the Company's stockholders of record at March 19, 1999 received a right to purchase a unit ("Unit") comprised of one one-thousandth of a share of preferred stock for each share of common stock held on that date at a price of $100, subject to adjustment. Until such rights become exercisable, one such right will also attach to subsequently issued shares of common stock. The rights become exercisable if a person or group acquires 15% or more of the Company's common stock or after commencement of a tender or exchange offer which would result in a person or group beneficially owning 15% or more of the Company's common stock. When exercisable, under certain conditions, each right entitles the holder thereof to purchase Units of the Company's preferred stock or shares of common stock of the acquirer, in each case having a market value at that time of twice the right's exercise price. The Board of Directors will be entitled to redeem the rights at one cent per right, under certain circumstances. The rights expire in 2009.

STOCK-BASED COMPENSATION For purposes of pro-forma disclosures presented in Note A, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model.

The following key assumptions were used to value options issued:

	2005	2004	2003
Risk-free interest rate	4.1%	3.8%	3.9%
Expected volatility	22%	30%	32%
Expected dividend yield	1.1%	0.9%	0.8%
Estimated life for grants under:			
Stock Incentive Plans	7 years	5–7 years	5–7 years
Directors' Option Plans	5 years	5 years	5 years
ESPP	0.5 years	0.5 years	0.5 years

The following is a summary of the weighted average fair value per share of options granted during each of the past three fiscal years, based on the Black-Scholes option-pricing model.

	Stock Incentive Plan			Directors' Option Plans		
On grant date:	2005	2004	2003	2005	2004	2003
Exercise price was equal to stock price	$10.43	$9.81	$8.91	$10.17	~	~
Exercise price was in excess of stock price	~	~	$6.47	~	~	~
Exercise price was less than stock price	~	~	~	$10.03	$8.52	$5.91

G. Retirement Plans

The Company and its consolidated subsidiaries maintain various defined contribution retirement plans covering substantially all of its employees. Dover, acquired in September 2000, also provides retirement benefits through a defined benefit plan ("the Dover plan") as described below.

Retirement costs of multi-employer union plans consist of contributions determined in accordance with the respective collective bargaining agreements. Retirement benefits for non-union employees are provided through the Courier Profit Sharing and Savings Plan, which includes an Employee Stock Ownership Plan ("ESOP"). Retirement costs included in the accompanying financial statements amounted to approximately $3,820,000 in 2005, $3,300,000 in 2004 and $3,200,000 in 2003.

The Courier Profit Sharing and Savings Plan ("PSSP") is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation, subject to IRS limitations, with the Company matching 25% of the first 6% of pay contributed by the employee. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible non-union employees.

Shares of Company common stock may be allocated to participants' ESOP accounts annually based on their compensation as defined in the plan. During 2005, 2004 and 2003, no such shares were allocated to eligible participants. At September 24, 2005, the ESOP held 419,918 shares on behalf of the participants.

Dover has a noncontributory, defined benefit pension plan covering substantially all of its employees. As of December 31, 2001, Dover employees became eligible to participate in the PSSP. As such, plan benefits under the Dover defined benefit plan were frozen as of that date. No contributions have been made to the Dover plan for any of the past three years and none are expected to be made in 2006.

The following tables provide information regarding the Dover plan for the years ended September 24, 2005 and September 25, 2004.

Change in projected benefit obligation:	2005	2004
Obligation at beginning of year	$3,339,000	$3,127,000
Service cost	8,000	7,000
Interest cost	185,000	193,000
Actuarial loss	186,000	230,000
Benefits paid	(254,000)	(218,000)
Obligation at end of year	$3,464,000	$3,339,000

Benefit payments in each of the next five years are projected to be $251,000, $258,000, $250,000, $241,000 and $263,000. Aggregate payments for the 2010–2014 period are estimated to be $1,296,000.

Change in plan assets:	2005	2004
Fair value of plan assets at beginning of year	$3,633,000	$3,708,000
Actual return on plan assets	180,000	143,000
Benefits paid	(254,000)	(218,000)
Fair value of plan assets at end of year	$3,559,000	$3,633,000

Plan assets were invested entirely in Guaranteed Insurance Contracts in 2005 and 2004.

Reconciliation of funded status:	2005	2004
Funded status at end of year	$ 94,000	$294,000
Unrecognized net actuarial loss and other	595,000	344,000
Prepaid pension cost	$689,000	$638,000

Components of the net periodic benefit cost:

	2005	2004
Service cost	$ 8,000	$ 7,000
Interest cost	185,000	193,000
Expected return on plan assets	(244,000)	(251,000)
Net periodic benefit income	$ (51,000)	$ (51,000)

Actuarial assumptions used to determine costs and benefit obligations:

	2005	2004
Discount rate	5.3%	5.8%
Compensation increases	None	None
Return on assets for the year	7.0%	7.0%

The Company's strategy is to achieve a long-term rate of return sufficient to satisfy plan liabilities while minimizing plan expenses and mitigating downside risks. Assets are currently allocated 100% to Guaranteed Insurance Contracts, however the Company reviews this weighting from time to time in order to achieve overall objectives in light of current circumstances.

The expected long-term rate of return on assets of 7% was determined based on historical returns for investments consistent with Plan objectives, but weighted primarily towards investments in debt securities. While actual returns in 2005 and 2004 were below the assumed rate of return, the assumed rate gives consideration to historical longer-term rates.

Prepaid pension cost at September 24, 2005 and September 25, 2004 is included in the accompanying consolidated balance sheet under the caption "Other assets."

H. Business Acquisition

On January 6, 2004, the Company purchased substantially all of the assets of Research & Education Association ("REA"), a publisher of test preparation and study guide books and software for high school, college, and graduate students, and professionals. The acquisition was accounted for as a purchase, and accordingly, REA's financial results were included in the specialty publishing segment in the consolidated financial statements from the date of acquisition. The purchase price was approximately $12 million, with an allocation of approximately $8.4 million to goodwill and $0.7 million to prepublication costs in the accompanying financial statements. In addition, a required purchase accounting adjustment was made to write up inventory by approximately $1 million to fair market value when REA was acquired.

I. Discontinued Operations

On December 17, 2002, the Company sold the assets of its wholly owned subsidiary, Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment.

In accordance with the provisions of SFAS No. 144, the disposition was accounted for as a discontinued operation in the accompanying financial statements. The customized education segment provided customized coursepacks and textbooks. Financial results of this discontinued operation for the periods presented are:

	2003
Net sales	$ 142,000
Pretax loss	$ (100,000)
Income tax benefit	(35,000)
Loss after tax	$ (65,000)
Proceeds from sale	$1,500,000
Net assets sold and costs of disposal	68,000
Pretax gain	$1,432,000
Income tax provision	519,000
Gain on disposal, net of tax	$ 913,000

J. Business Segments

The Company has two business segments: book manufacturing and specialty publishing. The book manufacturing segment offers a full range of services from production through storage and distribution for religious, educational and specialty trade book publishers. The Company has aggregated its book manufacturing business into one segment because of strong similarities in the economic characteristics, the nature of products and services, production processes, class of customer and distribution methods used. The specialty publishing segment consists of Dover Publications, Inc. and beginning with the second quarter of fiscal 2004, REA (see Note H).

On December 17, 2002, the Company sold the assets of Courier Custom Publishing, Inc., a provider of customized college coursepacks and textbooks, which comprised all of the activities of the customized education segment in 2003 (see Note I). Information related to this discontinued operation is not included in the segment table below for 2003.

The accounting policies of the segments are the same as those described in Note A. In evaluating segment performance, management primarily focuses on income or loss before taxes and other income. The elimination of intersegment sales and related profit represents sales from the book manufacturing segment to the specialty publishing segment. Interest is allocated to the specialty publishing segment based on the acquisition costs of Dover and REA, reduced by cash generated by each business since acquisition. Other income, discussed in Note K, is reflected as "unallocated" in the following table. Corporate expenses that are allocated to the segments include various support functions such as information technology services, finance, human resources and engineering, and include depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Unallocated corporate assets consist primarily of cash and cash equivalents and fixed assets used by the corporate support functions.

Notes to Consolidated Financial Statements

The following table provides segment information for continuing operations as required under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

FISCAL 2005
Net sales
Earnings before income taxes
Total assets
Goodwill, net
Depreciation and amortization
Capital expenditures and prepublication costs
Interest (income)/expense
FISCAL 2004
Net sales
Earnings before income taxes
Total assets
Goodwill, net
Depreciation and amortization
Capital expenditures and prepublication costs
Interest (income)/expense
FISCAL 2003
Net sales
Earnings before income taxes
Total assets
Goodwill, net
Depreciation and amortization
Capital expenditures and prepublication costs
Interest (income)/expense

Total Company	Book Manufacturing	Specialty Publishing	Unallocated	Intersegment Elimination
$227,039,000	$193,623,000	$40,254,000	$ ~	$(6,838,000)
34,236,000	30,812,000	3,836,000	~	(412,000)
196,965,000	99,449,000	59,160,000	38,356,000	~
33,255,000	9,240,000	24,015,000	~	~
11,660,000	8,263,000	3,029,000	368,000	~
22,550,000	15,689,000	6,489,000	372,000	~
(388,000)	(700,000)	312,000	~	~
$211,179,000	$177,225,000	$40,787,000	$ ~	$(6,833,000)
31,551,000	25,186,000	6,475,000	250,000	(360,000)
175,199,000	92,004,000	55,727,000	27,468,000	~
33,255,000	9,240,000	24,015,000	~	~
10,929,000	7,911,000	2,568,000	450,000	~
16,234,000	12,725,000	2,917,000	592,000	~
(23,000)	(330,000)	307,000	~	~
$202,002,000	$171,858,000	$36,391,000	$ ~	$(6,247,000)
29,526,000	24,171,000	5,855,000	~	(500,000)
151,485,000	76,766,000	42,737,000	31,982,000	~
24,847,000	9,240,000	15,607,000	~	~
9,798,000	7,863,000	1,935,000	~	~
13,117,000	10,641,000	2,372,000	104,000	~
52,000	(281,000)	333,000	~	~

Export sales as a percentage of consolidated sales were approximately 21% in both 2005 and 2004, and 22% in 2003. Approximately 90% of export sales were in the book manufacturing segment in fiscal years 2005, 2004, and 2003. Sales to the Company's largest customer amounted to approximately 28% of consolidated sales in 2005, 27% in 2004 and 28% in 2003. In addition, sales to another customer amounted to 19% of consolidated sales in 2005 and 17% in both 2004 and 2003. Both of these customers are in the book manufacturing segment and no other customer accounted for more than 10% of consolidated sales. Customers are granted credit on an unsecured basis. Receivables for the two largest customers, as a percentage of consolidated accounts receivable, were 23% at September 24, 2005 and 28% at September 25, 2004.

K. Other Income

On May 26, 2004, the Company completed the sale of approximately 200,000 square feet of unoccupied and unutilized portions of its multi-building manufacturing complex in Westford, Massachusetts for $1.7 million, resulting in a pretax gain of $250,000, or $.01 per diluted share.

L. Net Income per Share

Following is a reconciliation of the shares used in the calculation of basic and diluted net income per share. Potentially dilutive shares, calculated using the treasury stock method, consist of shares issued under the Company's stock option plans. These shares have been adjusted to reflect the three-for-two stock splits effected in the form of dividends distributed on May 27, 2005 and December 5, 2003 (see Note A).

	2005	2004	2003
Average shares outstanding for basic	12,157,000	11,940,000	11,772,000
Effect of potentially dilutive shares	333,000	392,000	407,000
Average shares outstanding for dilutive	12,490,000	12,332,000	12,179,000

M. Derivative Financial Instruments

At the end of fiscal 2003, the Company had two forward exchange contracts to purchase approximately 3,000,000 euros as a hedge against a foreign currency equipment purchase commitment, designated as a fair value hedge. The Company had recorded a $180,000 addition to its property, plant and machinery accounts with a corresponding $180,000 addition to long term liabilities, with no effect on earnings. The equipment was delivered and the forward exchange contracts settled in fiscal 2004. During fiscal 2005, a similar forward exchange contract was entered into as a hedge against another foreign currency equipment purchase commitment and was settled prior to the end of the year. The Company does not use financial instruments for trading or speculative purposes.

N. Subsequent Event

On October 17, 2005, the Company announced the acquisition of Moore-Langen Printing Company, Inc. ("Moore Langen"), an Indianapolis-based printer specializing in book covers, for $15 million in a cash transaction. The acquisition will be accounted for as a purchase, and accordingly, Moore Langen's financial results will be included in the consolidated financial statements from the date of acquisition. Moore Langen will be included in the book manufacturing segment.

On November 14, 2005, the Company announced an agreement to purchase a third four-color press as part of a $21 million expansion of its book manufacturing facility in Kendallville, Indiana.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Courier Corporation
North Chelmsford, Massachusetts:

We have audited the accompanying consolidated balance sheets of Courier Corporation and subsidiaries (the "Company") as of September 24, 2005 and September 25, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 24, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Courier Corporation and subsidiaries as of September 24, 2005 and September 25, 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 24, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
November 30, 2005

Selected Quarterly Financial Data (Unaudited)

FISCAL 2005 (dollars in thousands except per share amounts)	First	Second	Third	Fourth
Operating Results:				
Net sales	$51,269	$53,495	$58,758	$63,517
Gross profit	16,700	16,354	19,415	22,717
Net income	4,131	4,154	5,853	7,996
Net income per diluted share	0.33	0.33	0.47	0.64
Dividends declared per share [1]	0.0667	0.1667	–	0.10
Stock price:				
Highest	35.29	37.05	38.56	41.96
Lowest	27.55	32.82	31.24	34.80

FISCAL 2004 (dollars in thousands except per share amounts)	First	Second	Third	Fourth
Operating Results:				
Net sales	$46,819	$49,663	$55,489	$59,208
Gross profit	15,629	15,527	17,349	20,065
Net income	3,912	3,851	5,194	7,583
Net income per diluted share	0.32	0.31	0.42	0.61
Dividends declared per share	0.0583	0.0583	0.0583	0.0583
Stock price:				
Highest	26.34	30.41	30.40	27.90
Lowest	24.77	25.65	25.46	26.13

Diluted share amounts are based on weighted average shares outstanding. Per share amounts and stock prices have been retroactively adjusted to reflect a three-for-two stock split distributed on May 27, 2005 (see Notes A and L).

Common shares of the Company are traded over-the-counter on the Nasdaq National Market — symbol "CRRC."

There were 1,044 stockholders of record as of September 24, 2005.

(1) Two cash dividends were declared in the second quarter of fiscal 2005. The second dividend, declared in March 2005, was announced in conjunction with a three-for-two stock split (see Notes A and L). As such, no cash dividend was declared in the third quarter of fiscal 2005.

Officers and Directors

CORPORATE OFFICERS

James F. Conway III
Chairman, President and
Chief Executive Officer
George Q. Nichols
Senior Vice President
Robert P. Story, Jr.
Senior Vice President and
Chief Financial Officer
Anthony F. Caruso
Vice President
Lee E. Cochrane
Vice President and Treasurer
Peter R. Conway
Vice President
Peter M. Folger
Vice President and Controller
Gary S. Gluckow
Vice President
David J. LaFauci
Vice President
Diana L. Sawyer
Vice President
Peter D. Tobin
Vice President
Eric J. Zimmerman
Vice President
F. Beirne Lovely, Jr.
Clerk and Secretary

NATIONAL PUBLISHING COMPANY

George Q. Nichols
Chairman
Peter D. Tobin
Executive Vice President
Robert F. Chilton III
Vice President
Michael LoRusso
Vice President

BOOK-MART PRESS, INC.

Gary S. Gluckow
President
Michelle S. Gluckow
Executive Vice President

COURIER COMPANIES, INC.

Peter D. Tobin
Executive Vice President
Joseph L. Brennan
Vice President – Engineering
Anthony F. Caruso
Vice President – Manufacturing
Peter A. Clifford
Vice President – Production Services
Thomas G. Connell
Vice President
Peter R. Conway
Vice President – Sales
Stephen M. Franzino
Vice President – Technology
Donald C. Hunter
Vice President

DOVER PUBLICATIONS, INC.

Paul T. Negri
President
Frank Fontana
Vice President
Ken Katzman
Vice President
Gerard D. Meskill
Vice President
Leonard Roland
Vice President

RESEARCH & EDUCATION ASSOCIATION, INC.

Carl Fuchs
President

John Cording
Vice President

Lawrence Kling
Vice President

Roger Romano
Vice President

Pamela Weston
Vice President

MOORE LANGEN PRINTING COMPANY, INC.

Sue Ann Werling
President and Chief Executive Officer

Evan Werling
Vice President

Gregory Ruddell
Vice President

DIRECTORS

James F. Conway III
Chairman, President and Chief Executive Officer

§·• Kathleen Foley Curley
Research Professor, Boston University School of Management

§·• Richard K. Donahue
Retired Vice Chairman of NIKE, Inc.

§·• Edward J. Hoff
Vice President, Learning, IBM Learning Center

§·• Arnold S. Lerner
Vice Chairman, Enterprise Bank and Trust Co.

§·• Peter K. Markell
Vice President, Finance Partners Healthcare Systems, Inc.

George Q. Nichols
Corporate Senior Vice President and Chairman of National Publishing Company

§·• Ronald L. Skates
Private Investor and Director

Robert P. Story, Jr.
Senior Vice President and Chief Financial Officer

§·• W. Nicholas Thorndike
Corporate Director and Trustee

§·• Susan L. Wagner
Vice President, Market Research, The Procter & Gamble Company

§ Member of Compensation and Management Development Committee
· Member of Audit and Finance Committee
• Member of Nominating Committee

Corporate Information

Corporate Office Courier Corporation

15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000
www.courier.com

Subsidiary Locations

COURIER COMPANIES, INC.

15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000

COURIER KENDALLVILLE, INC.

2500 Marion Drive
Kendallville, IN 46755
(978) 251-6000 or
(260) 347-3044

COURIER STOUGHTON

200 Shuman Avenue
Stoughton, MA 02072
(978) 251-6000

COURIER WESTFORD

22 Town Farm Road
Westford, MA 01886
(978) 251-6000

NATIONAL PUBLISHING COMPANY

11311 Roosevelt Boulevard
Philadelphia, PA 19154
(215) 676-1863

BOOK-MART PRESS, INC.

2001 Forty-Second Street
North Bergen, NJ 07047
(201) 864-1887

RESEARCH & EDUCATION ASSOCIATION, INC.

61 Ethel Road West
Piscataway, NJ 08854
(732) 819-8880
www.rea.com

DOVER PUBLICATIONS, INC.

31 East 2nd Street
Mineola, NY 11501
(516) 294-7000
www.doverpublications.com

MOORE LANGEN PRINTING COMPANY, INC.

5603 West Raymond Street
Suite E
Indianapolis, IN 46241
(317) 484-8000
www.moorelangen.com

COUNSEL

Goodwin Procter LLP

AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.

COMMON SHARES

Traded over-the-counter on the Nasdaq National Market as "CRRC"

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting will be held at the Boston University Corporate Education Center
72 Tyng Road
Tyngsboro, MA
on January 18, 2006

ANNUAL REPORT ON FORM 10-K

The Form 10-K filed with the Securities and Exchange Commission is available to stockholders and may be obtained without charge upon written request to:

Robert P. Story, Jr.
Senior Vice President and
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-8228 *Fax*
investorrelations@courier.com

Courier Corporation
15 Wellman Avenue
North Chelmsford, MA
01863